UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Information To Be Included in Statements Filed Pursuant to Rule 13d-1(a) and

Amendments Thereto Filed Pursuant to 13d-2(a)

(Amendment No. 2)*

BIRD ACQUISITION CORP.

(f/k/a Quintana Maritime Limited)

(Name of Issuer)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

Y7169G109

(CUSIP Number)

Steve Putman

c/o Quintana Minerals Corporation

601 Jefferson Street, Suite 3600

Houston, TX 77002

(713) 751-7522

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 15, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y7169G109

1.	Names of Reporting Persons Corbin J. Robertson, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. Y7169G109

1.	Names of Reporting Persons QMP Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) CO; HC

CUSIP No. Y7169G109

1.	Names of Reporting Persons Quintana Maritime Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) PN

THIS STATEMENT CONSTITUTES AMENDMENT NO. 2 TO THE SCHEDULE 13D PREVIOUSLY FILED

Item 1. Security and Issuer

                                                This Amendment No. 2 (this “Amendment No. 2”) to Schedule 13D (originally filed on August 22, 2006 as subsequently amended) (the “Schedule 13D”) relates to the common shares, par value $0.01 per share (“Common Shares”), of Bird Acquisition Corp. (f/k/a Quintana Maritime Limited), a corporation organized under the laws of the Republic of the Marshall Islands (the “Issuer”), which has its principal executive offices at c/o Excel Maritime Carriers Ltd., 17th km National Road Athens-Lamia & Finikos Street, 145 64 Nea Kifisia, Athens, Greece.  Information given in response to each item below shall be deemed incorporated by reference in all other items below.  Capitalized terms used herein and not otherwise defined in this Amendment No. 2 shall have the meanings set forth in the Schedule 13D.

Item 2. Identity and Background

(a)                            No change.

(b)                           No change.

(c)                            No change.

(d)  -  (e)  None of the Reporting Persons nor, to the best of any Reporting Person’s knowledge, their respective executive officers or directors listed on Schedule A hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                              No change.

Item 3. Source and Amount of Funds or Other Consideration

No change.

Item 4. Purpose of Transaction

Item 4 is hereby amended by adding the following paragraphs:

                                                On April 15, 2008, the merger contemplated by the previously reported Agreement and Plan of Merger, dated as of January 29, 2008, as amended (the “Merger Agreement”), among Excel Maritime Carriers Ltd. (“Excel”), Bird Acquisition Corp. and the Issuer, became effective.  Pursuant to the terms of the Merger Agreement, each outstanding Common Share was converted into the right to receive (i) .3979 Excel Class A common shares and (ii) $13.00, without interest.  Consequently, the Reporting Persons no longer beneficially own any Common Shares.

                                                The description of the Merger Agreement contained in this Amendment No. 2 to Schedule 13D is qualified in its entirety by reference to Exhibit A, which is incorporated herein by reference in answer to this Item 4.

Item 5. Interest in Securities of the Issuer

(a)  As of April 15, 2008, the Reporting Persons’ beneficial ownership of the Shares is as follows:

Name	Amount of Shares Beneficially Owned	Percentage

Corbin J. Robertson, Jr.	0	0.0%
QMP, Inc.	0	0.0%
Quintana Maritime Partners, L.P.	0	0.0%

(b) As of April 15, 2008, the Reporting Persons have:

Name	Sole Voting and Dispositive Power	Shared Voting and Dispositive Power	Percentage(1)

Corbin J. Robertson, Jr.	0	0	0.0%
QMP, Inc.	0	0	0.0%
Quintana Maritime Partners, L.P.	0	0	0.0%

(c) See “Item 4.  Purpose of Transaction” for a description of the merger and the Merger Agreement, which is qualified in its entirety by reference to Exhibit A and is incorporated herein by reference in answer to this Item 5(c).

(d) No change.

(e) Each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Shares on April 15, 2008.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

No change.

Item 7. Materials to Be Filed as Exhibits

Item 7 is hereby amended by adding the following exhibits:

                Exhibit A.  Agreement and Plan of Merger, dated as of January 29, 2008, among Quintana Maritime Limited, Excel Maritime Carriers Ltd. and Bird Acquisition Corp. (Incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 29, 2008)

                Exhibit B.  Joint Filing Agreement, dated as of August 21, 2006, among QMP Inc., Quintana Maritime Partners, L.P. and Corbin J. Robertson, Jr. (Incorporated by reference to Exhibit 99.A to the Reporting Persons’ Schedule 13D filed with the Securities and Exchange Commission on August 22, 2006)

[The remainder of this page intentionally left blank]

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this Amendment No. 2 is true, complete and correct.

Dated:  April 15, 2008

/s/ Corbin J. Robertson, Jr.
Corbin J. Robertson, Jr.

QMP INC.

By:	/s/ Steve Putman
Steve Putman
Secretary

QUINTANA MARITIME PARTNERS, L.P.

By: QMP Inc., its general partner

By:	/s/ Steve Putman
Steve Putman
Secretary

SCHEDULE A

General Partners, Executive Officers, Managers and Board of Directors

                The name, business address and present principal occupation or employment of each of the executive officers and directors of QMP Inc. are set forth below.  Each such person is a citizen of the United States and does not have any other principal occupation (apart from similar positions held with respect to other entities managed or advised by (QMP Inc.):

Name	Position with QMP Inc.	Business Address
Corbin J. Robertson, III	President & Director	(1)
Paul J. Cornell	Vice President, Treasurer & Director	(1)
Steve Putman	Secretary	(1)
Corbin J. Robertson, Jr.	Director	(1)

(1)	601 Jefferson St., Suite 3600, Houston, TX 77002.

EXHIBIT INDEX

                                                The following materials are filed as Exhibits to this Amendment No. 2:

                                                Exhibit A.  Agreement and Plan of Merger, dated as of January 29, 2008, among Quintana Maritime Limited, Excel Maritime Carriers Ltd. and Bird Acquisition Corp. (Incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 29, 2008)

                                                Exhibit B.  Joint Filing Agreement, dated as of August 21, 2006, among QMP Inc., Quintana Maritime Partners, L.P. and Corbin J. Robertson, Jr. (Incorporated by reference to Exhibit 99.A to the Reporting Persons’ Schedule 13D filed with the Securities and Exchange Commission on August 22, 2006)